YUCHENG TECHNOLOGIES LIMITED ANNOUNCES SHAREHOLDERS’
APPROVAL OF THE MERGER AGREEMENT AND ELECTION OF DIRECTORS

BEIJING, CHINA, December 27, 2012 – Yucheng Technologies Limited (NASDAQ: YTEC, “Yucheng” or the “Company”), a leading provider of IT Solutions to the financial services industry in China, announced today that, at an extraordinary general meeting of shareholders held today (the “EGM”), the Company’s shareholders voted in favor of the proposal to approve the previously announced agreement and plan of merger dated August 13, 2012 (the “Merger Agreement”), among the Company, New Sihitech Limited (“Parent”), a British Virgin Islands business company wholly owned by Mr. Weidong Hong, chairman of the board of directors and chief executive officer of the Company, and New Sihitech Acquisition Limited (“Merger Sub”), a British Virgin Islands business company wholly owned by Parent, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and wholly owned by Parent (the “merger”).

Approximately 76.44% of the Company’s total outstanding ordinary shares were voted in person or by proxy at the EGM. Of the ordinary shares voted in person or by proxy at the EGM, approximately 92.80% were voted in favor of the proposal to approve the Merger Agreement and the transactions contemplated therein, including the merger, and approximately 92.79% were voted in favor of the proposal to authorize the directors of the Company to do all things necessary to give effect to the Merger Agreement. Each director nominee, Weidong Hong, Jeffrey R. Williams, Tianqing Chen, Yingjun Li, Zhengong Chang and Ning Jia, was elected to the board of directors by shareholders representing at least a majority of the shares present and voting in person or by proxy at the EGM.

The parties expect to complete the merger as soon as practicable. Once the merger becomes effective under the laws of the British Virgin Islands, the Company’s shares will no longer be listed on the NASDAQ Global Select Market. Public shareholders of the Company will receive cash payments of $3.90 per share in return for their shares.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,800 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. The independent research firm IDC named Yucheng the No. 1 market share leader in China’s Banking IT solution market in 2010 and 2011. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Cautionary Note Regarding Forward-Looking Statements

The information contained in this document is as of December 27, 2012. Yucheng assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; and operating a business in the PRC with its changing economic and regulatory environment. A further list and description of these risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in the Company’s interim current reports on Form 6-K filed with the United States Securities and Exchange Commission and available at www.sec.gov.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai

Yucheng Technologies Limited

Tel: +86-10-5913-7889

Email: investors@yuchengtech.com

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